EXHIBIT (a)(4)

BELLEVUE CAPITAL PARTNERS, LLC ANNOUNCES FINAL RESULTS OF TENDER OFFER FOR SHARES OF AMERICAN STRATEGIC INVESTMENT CORP.

NEW YORK, October 27, 2023 – Bellevue Capital Partners, LLC (“Bellevue”) announced today the final results of its tender offer to purchase for cash up to 350,000 shares of American Strategic Investment Co. (NYSE: NYC) (“ASIC”) common stock at a price of $10.25 per share (the “Tender Offer”), which expired at 11:59 p.m., New York City time, on October 26, 2023.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, 223,460 shares of ASIC’s common stock were properly tendered and not properly withdrawn at a price of $10.25 per share, for an aggregate cost of approximately $2,290,465, in cash, less any fees, expenses or applicable withholding taxes relating to the tender offer. The repurchased shares represent approximately 9.6% of ASIC’s shares outstanding as of August 8, 2023.

Computershare Trust Company, N.A., the depositary for the tender offer, will promptly issue payment for the shares of ASIC common stock validly tendered and accepted for purchase in the tender offer, and will return all other shares tendered and not purchased in the tender offer.

About Bellevue Capital Partners, LLC

Bellevue is a leading, diversified investment, asset management and operating platform and the sole member of AR Global Investments, LLC, the parent company to the advisor and property manager of ASIC.